Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 23, 2020

BEIJING, China, March 24, 2020 – Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “We are so pleased to deliver better-than-expected top-line performance for the fourth quarter of 2019. During the quarter, our consistent coverage of impactful social events further cemented our market leadership while boosting our operating metrics in turn. Additionally, we successfully enhanced our brand influence and heightened our dominance in key content verticals through the organization of multiple large-scale offline events during the quarter. Going forward, we remain committed to executing our business strategies and delivering strong results.”

Mr. Liu continued, “At the start of 2020, we moved swiftly to protect and promote the wellbeing of our employees, our users, and the society at large in response to the coronavirus outbreak. To keep our users informed, we have maintained a consistent stream of authentic, professional, and in-depth news coverage. Moreover, to uphold our social responsibility, we were among the first batch of internet companies to donate RMB1.0 million in support of medical workers on the frontlines. In the near term, we are mindful of the headwinds that will inevitably occur as domestic companies reevaluate their advertising budgets due to the impacts of the epidemic. Nevertheless, our focus on creating premium content, augmenting our robust brand influence, and generating highly relevant sales leads will remain attractive to those advertisers who are focused on maximizing their ROI and operating under their budgetary constraints. In the long run, we remain convinced of the new media industry and our own company’s upward growth trajectory.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “In the fourth quarter of 2019, our total revenues increased by 17.9% year over year to RMB470.9 million. During the quarter, total net advertising revenues increased by 11.0% , and total paid services revenues increased by 75.1% year over year, mainly driven by the consolidation of revenues from Tianbo and Tadu. As we assess and monitor the financial impact of the COVID-19 outbreak, we have started to implement several cost restructuring initiatives to further optimize our operating efficiency. Going forward, we plan to prioritize the returns on our investments in user acquisition, content development, and new project adoption. We are confident that this investment strategy will enable us to improve our overall profitability and generate value for our shareholders in the long term.”

Fourth Quarter 2019 Financial Results

REVENUES

Total revenues in the fourth quarter of 2019 increased by 17.9% to RMB470.9 million (US$67.6 million) from RMB399.2 million in the same period of 2018. This increase was caused by the addition of RMB70.5 million (US$10.1 million) in consolidated revenues from Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) during the fourth quarter of 2019, which has been consolidated starting from December 28, 2018. The increase was also caused by the addition of RMB83.4 million (US$12.0 million) in consolidated revenues from Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”) during the fourth quarter of 2019, which has been consolidated starting from April 1, 2019. The Company’s total revenues from traditional business in the fourth quarter of 2019 decreased by 20.6% due to the macroeconomic uncertainties and increased competition.

Net advertising revenues in the fourth quarter of 2019 increased by 11.0% to RMB395.2 million (US$56.8 million) from RMB355.9 million in the same period of 2018. The increase was primarily attributable to the consolidation of advertising revenues from Tianbo and Tadu. The Company’s net advertising revenues from traditional business in the fourth quarter of 2019 decreased by 20.7% due to the macroeconomic uncertainties and intensified competition.

Paid services revenues1 in the fourth quarter of 2019 increased by 75.1% to RMB75.7 million (US$10.9 million) from RMB43.3 million in the same period of 2018. Revenues from paid contents in the fourth quarter of 2019 increased by 172.2% to RMB59.2 million (US$8.5 million) from RMB21.8 million in the same period of 2018, primarily attributable to the consolidation of digital reading revenues from Tadu. Revenues from games in the fourth quarter of 2019 increased by 140.3% to RMB6.0 million (US$0.9 million) from RMB 2.5 million in the same period of 2018. Revenues from MVAS in the fourth quarter of 2019 decreased by 82.7% to RMB2.2 million (US$0.3 million) from RMB13.0 million in the same period of 2018. Revenues from others in the fourth quarter of 2019 increased by 37.9% to RMB8.3 million (US$1.2 million) from RMB6.0 million in the same period of 2018, which was mainly caused by the increase in revenues from E-commerce and online real estate related services.

COST OF REVENUES

Cost of revenues in the fourth quarter of 2019 increased by 16.4% to RMB210.9 million (US$30.3 million) from RMB181.3 million in the same period of 2018. The increase in cost of revenues was mainly due to the following:

•

Content and operational costs in the fourth quarter of 2019 increased to RMB183.3 million (US$26.3 million) from RMB153.9 million in the same period of 2018, primarily attributable to the consolidation of content and operational costs of Tianbo and Tadu.

•

Bandwidth costs in the fourth quarter of 2019 increased to RMB16.3 million (US$2.4 million) from RMB14.2 million in the same period of 2018, primarily attributable to the consolidation of bandwidth costs of Tianbo and Tadu.

The increase was partially offset by:

•

Revenue sharing fees to telecom operators and channel partners in the fourth quarter of 2019 decreased to RMB11.3 million (US$1.6 million) from RMB13.2 million in the same period of 2018, primarily attributable to the decrease in the MVAS revenues.

Share-based compensation included in the content and operational costs in the fourth quarter of 2019 decreased to RMB1.6 million (US$0.2 million) from RMB2.5 million in the same period of 2018.

GROSS PROFIT

Gross profit in the fourth quarter of 2019 increased to RMB260.0 million (US$37.3 million) from RMB218.0 million in the same period of 2018. Gross margin in the fourth quarter of 2019 increased to 55.2% from 54.6% in the same period of 2018, mainly attributable to the margin contribution from Tianbo and Tadu, partially offset by a decrease in gross margin of the Company’s traditional advertising business.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excludes the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the fourth quarter of 2019, which excluded share-based compensation, increased to 55.5% from 55.2% in the same period of 2018.

[1]

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.
Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the quarters of 2018 have been retrospectively re-classified.

OPERATING EXPENSES OR GAINS AND LOSS FROM OPERATIONS

Total operating expenses in the fourth quarter of 2019 increased by 37.5% to RMB353.5 million (US$50.8 million) from RMB257.0 million in the same period of 2018, primarily attributable to the consolidation of operating expenses from Tianbo and Tadu and the special cash compensation paid to the Company’s option holders in the fourth quarter of 2019. Share-based compensation included in operating expenses in the fourth quarter of 2019 was RMB5.1 million (US$0.7 million), compared with RMB2.1 million in the same period of 2018, which was mainly caused by those options granted by the Company in July 2019.

Loss from operations in the fourth quarter of 2019 was RMB93.5 million (US$13.4 million), compared to RMB39.0 million in the same period of 2018. Operating margin in the fourth quarter of 2019 was negative 19.9%, compared to negative 9.8% in the same period of 2018.

Non-GAAP loss from operations in the fourth quarter of 2019, which excluded share-based compensation and changes in fair value of financial assets-contingent returnable consideration, was RMB86.8 million (US$12.5 million), compared to RMB34.4 million in the same period of 2018. Non-GAAP operating margin in the fourth quarter of 2019, which excluded share-based compensation and changes in fair value of financial assets-contingent returnable consideration, was negative 18.4%, compared to negative 8.6% in the same period of 2018.

OTHER INCOME OR LOSS

Other income or loss reflects gain on disposal of available-for-sale debt investments, interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairments, gain on disposal of convertible loans due from a related party and others, net2. Total net other income in the fourth quarter of 2019 was RMB1,017.2 million (US$146.1 million), compared to RMB19.7 million in the same period of 2018.

•

Gain on disposal of available-for-sale debt investments in the fourth quarter of 2019 was RMB1,001.2 million (US$143.8 million), which represented the gain from the disposal of part of the Company’s investments in Particle, which was recorded as available-for sale debt investments in the balance sheet. No such gain was recorded in the same period of 2018.

•	Interest income in the fourth quarter of 2019 increased to RMB7.0 million (US$1.0 million) from RMB8.6 million in the same period of 2018.
•

Interest expense in the fourth quarter of 2019 decreased to RMB0.2 million (US$0.03 million), from RMB2.4 million in the same period of 2018, which was primarily due to the decrease in outstanding short-term bank loans as the Company repaid all of its short-term bank loans in the second quarter of 2019.

•	Foreign currency exchange gain in the fourth quarter of 2019 was RMB1.0 million (US$0.1 million), compared to foreign currency exchange loss of RMB0.3 million in the same period of 2018.
•	Income from equity method investments, net of impairments, in the fourth quarter of 2019 was nil, compared to RMB4.0 million in the same period of 2018.

[2]	“Others, net” primarily consists of government subsidies and litigation loss provisions.

•

Others, net in the fourth quarter of 2019 decreased to RMB8.2 million (US$1.2 million) from RMB9.9 million in the same period of 2018, mainly attributable to more government subsidies received in the same period of 2018.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited in the fourth quarter of 2019 was RMB911.8 million (US$131.0 million), compared to net loss attributable to Phoenix New Media Limited of RMB38.3 million in the same period of 2018. Net margin in the fourth quarter of 2019 was positive 193.6%, compared to negative 9.6% in the same period of 2018. Net income per diluted ADS3 in the fourth quarter of 2019 was RMB12.53 (US$1.80), compared to net loss per diluted ADS of RMB0.53 in the same period of 2018.

Non-GAAP net loss attributable to Company in the fourth quarter of 2019, which excluded share-based compensation, income or loss from equity method investments, net of impairments, gain on disposal of available-for-sale debt investments and changes in fair value of financial assets-contingent returnable consideration, was RMB82.7 million (US$11.9 million), compared to Non-GAAP net loss of RMB37.7 million attributable to the Company in the same period of 2018. Non-GAAP net margin in the fourth quarter of 2019 was negative 17.6%, compared to negative 9.4% in the same period of 2018. Non-GAAP net loss per diluted ADS in the fourth quarter of 2019 was RMB1.14 (US$0.16), compared to Non-GAAP net loss per diluted ADS of RMB0.52 in the same period of 2018.

For the fourth quarter of 2019, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of December 31, 2019, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

Full Year 2019 Financial Results

REVENUES

Total revenues in 2019 increased by 11.2% to RMB1.53 billion (US$219.9 million) from RMB1.38 billion in 2018, primarily attributable to the consolidation of revenues from Tianbo and Tadu, partially offset by the decrease in the Company’s revenues from traditional business.

Net advertising revenues in 2019 increased by 5.4% to RMB1.26 billion (US$181.5 million) from RMB1.20 billion in 2018, primarily attributable to the consolidation of advertising revenues from Tianbo and Tadu. The Company’s net advertising revenues from traditional business decreased by 20.4% from 2018 to 2019 due to the macroeconomic uncertainties and increased competition.

Paid services revenues in 2019 increased by 49.4% to RMB267.6 million (US$38.4 million) from RMB179.1 million in 2018, primarily attributable to the consolidation of digital reading revenues from Tadu.

COST OF REVENUES

Cost of revenues in 2019 increased by 28.8% to RMB768.3 million (US$110.4 million) from RMB596.5 million in 2018, primarily attributable to the consolidation of content and operational costs of Tianbo and Tadu. Share-based compensation included in cost of revenues in 2019 was RMB6.8 million (US$1.0 million) compared to RMB3.7 million in 2018, primarily attributable to the restricted share units granted to some employees in 2019 under the restricted share unit scheme adopted in 2018 by Fread Limited, a subsidiary of the Company, the share options granted to employees by Tadu under an option scheme adopted in December 2018, and the options granted by the Company in July 2019.

Gross profit in 2019 decreased to RMB762.8 million (US$109.6 million) from RMB780.8 million in 2018. Gross margin in 2019 decreased to 49.8% from 56.7% in 2018, mainly attributable to a decrease in gross margin of the Company’s traditional advertising business, partially offset by the margin contribution from Tianbo and Tadu.

[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

OPERATING EXPENSES OR GAINS AND LOSS FROM OPERATIONS

Total operating expense in 2019 increased to RMB1,068.3 million (US$153.4 million) from RMB904.8 million in 2018, primarily attributable to the consolidation of operating expenses from Tianbo and Tadu, which was partially offset by the gain of RMB62.1 million (US$8.9 million) arising from the changes in fair value of financial assets-contingent returnable consideration. Share-based compensation included in operating expenses was RMB13.4 million (US$1.9 million) in 2019, compared to RMB10.2 million in 2018, mainly caused by the options granted by the Company in 2019.

Changes in fair value of financial assets-contingent returnable consideration in the fiscal year of 2019 was a gain of RMB62.1 million (US$8.9 million), which represented the changes in fair value of the Company’s right to receive the contingent returnable consideration in relation to the acquisition of Tadu, subject to certain price adjustment mechanisms based on the operating and financial performance of Tadu in 2019 and 2020. The Company recorded the financial assets-contingent returnable consideration as prepayments and other current assets in its balance sheet. Based on the estimated operating and financial performance of Tadu in 2019, the Company has adjusted the fair value of financial assets-contingent returnable consideration and recognized the changes in fair value in the consolidated statements of comprehensive income/(loss) for 2019.

Loss from operations in 2019 was RMB305.5 million (US$43.9 million), compared to RMB124.0 million in 2018. Operating margin in 2019 was negative 20.0%, compared to negative 9.0% in 2018.

Non-GAAP loss from operations in 2019, which excluded share-based compensation and changes in fair value of financial assets-contingent returnable consideration, was RMB347.3 million (US$49.9 million), compared to a non-GAAP loss from operations of RMB110.0 million in 2018. Non-GAAP operating margin in 2019, which excluded share-based compensation and changes in fair value of financial assets-contingent returnable consideration, was negative 22.7%, compared to negative 8.0% in 2018.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Company in 2019 was RMB727.8 million (US$104.5 million), compared to net loss attributable to the Company of RMB63.2 million in 2018. Net margin in 2019 was positive 47.5%, compared negative 4.6% in 2018. Net income per diluted ADS in 2019 was RMB10.00 (US$1.44), compared to a net loss per diluted ADS of RMB0.87 in 2018.

Non-GAAP net loss attributable to the Company in the fiscal year of 2019, which excluded share-based compensation, income or loss from equity method investments, net of impairments, gain on disposal of available-for-sale debt investments and changes in fair value of financial assets-contingent returnable consideration, was RMB311.7 million (US$44.8 million), compared to non-GAAP net loss attributable to the Company of RMB54.6 million in 2018. Non-GAAP net margin in the fiscal year of 2019 was negative 20.4% compared to negative 4.0% in 2018. Non-GAAP net loss per diluted ADS in 2019 was RMB4.28 (US$0.62), compared to Non-GAAP net loss per diluted ADS of RMB0.75 in 2018.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2019, the Company's cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.70 billion (US$243.6 million), which included RMB30.1 million (US$4.3 million) from Tadu and RMB109.7 million (US$15.8 million) from Tianbo.

As previously announced by the Company, the Company entered into a share purchase agreement (the “SPA”) with Run Liang Tai and its designated entities (the “Proposed Buyers”) on March 22, 2019 and entered into a supplemental agreement (the “Supplemental Agreement”) to the SPA on July 23, 2019 for its proposed sale of 34% of the total outstanding shares of Particle Inc. (“Particle” or “Yidian”) (the “Proposed Transaction”). According to the Supplemental Agreement, the Company agreed to increase the number of shares of Particle to be transferred to the Proposed Buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price would remain unchanged at US$448 million. In addition, the Company agreed that the Proposed Buyers may pay the purchase price in several instalments. After the Company executed the Supplemental Agreement, two shareholders of Particle, Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd., which later transferred its shares in Particle to Long De Cheng Zhang (Tianjin) Investment Management Center, and Long De Holdings (Hong Kong) Co., Limited (collectively, the “Long De Entities”), notified the Company that they intended to exercise their co-sale rights under Particle’s existing shareholder agreement. On January 20, 2020, the Company entered into an agreement with the Long De Entities, or the Co-Sale Agreement. Pursuant to the Co-Sale Agreement, the Long De Entities would sell approximately 9.8 million preferred shares of Particle, or the Long De Sale Shares, to the Proposed Buyers for a total consideration of approximately US$20.7 million in cash and the number of Particle shares to be sold by the Company would be reduced accordingly. As a result, the Company would be expected to sell a total of 29.19% of the total outstanding shares of Particle (which reflected the completion of the issuance of additional shares under Particle's share incentive plan) to the Proposed Buyers for a total consideration of approximately US$427.3 million in cash under the original SPA as amended by the Supplemental Agreement and the Co-Sale Agreement. The Co-Sale Agreement is subject to approval by the shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited.

The Company has completed delivery of the first batch of 94,802,752 Particle shares to the Proposed Buyers pursuant to the Supplemental Agreement in the fourth quarter of 2019, corresponding to US$200 million of consideration fully received before August 10, 2019 for such shares, which resulted in the recognition of gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) in the fourth quarter of 2019. The Company has received further deposit of US$50 million for the second batch of 107,760,424 Particle shares, corresponding to US$227.3 million of consideration, expected to be delivered to the Proposed Buyers in or before August 2020. There are still uncertainties as to the completion of the remaining part of the Proposed Transaction.

The fair value of the remaining available-for-sale debt investments in Particle of the Company was RMB2,012.5 million (US$289.1 million) as of December 31, 2019, compared to RMB3,153.2 million as of September 30, 2019, as the Company had transferred the first batch of Particle shares to the Proposed Buyers.

Declaration and Payment of Special Cash Dividends and Special Cash Compensation

On November 14, 2019, the Company announced that its Board of Directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per American depositary share (“ADS”), totalling approximately US$100 million, payable on December 13, 2019 to holders of record of the Company’s ordinary shares at the close of business on November 29, 2019 (the “Record Date”).

JPMorgan Chase Bank, N.A., or JP Morgan, as depositary of the ADSs, paid a cash distribution of US$1.3512 per ADS to the ADS holders of record at the close of business on November 29, 2019 after receipt of cash dividends on the Company’s ordinary shares and deduction of its fees and expenses. JP Morgan paid the cash distribution to the Company’s ADS holders on December 13, 2019.

In connection with the declaration of special cash dividend, the Board of Directors also approved a special cash compensation to the Company’s option holders in the aggregate amount of approximately US$8.3 million, part of which have been paid in 2019.

Business Outlook

For the first quarter of 2020, the Company expects its total revenues to be between RMB252.8 million and RMB272.8 million; net advertising revenues are expected to be between RMB211.8 million and RMB226.8 million; and paid services revenues are expected to be between RMB41.0 million and RMB46.0 million.

All of the above forecasts reflect the Company’s management’s current and preliminary view, which is subject to change and substantial uncertainty, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 23, 2020, (March 24, 2020 at 9:00 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2019 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+65 67135090
Mainland China:	4006208038
Hong Kong:	+852 30186771
United States:	+1 8456750437
United Kingdom:	+44 2036214779
Australia:	+61 290833212
Conference ID:	8475057

A replay of the call will be available through March 31, 2020, by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	8475057

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and changes in fair value of financial assets-contingent returnable consideration. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairments, gain on disposal of available-for-sale debt investments, and changes in fair value of financial assets-contingent returnable consideration. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of changes in fair value of financial assets-contingent returnable consideration and gain on disposal of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	174,024	341,016	48,984
Term deposits and short term investments	912,594	1,271,889	182,695
Restricted cash	269,648	82,934	11,913
Accounts receivable, net	484,113	638,272	91,682
Amounts due from related parties	91,228	59,723	8,579
Prepayment and other current assets	88,963	161,746	23,233
Total current assets	2,020,570	2,555,580	367,086
Non-current assets:
Property and equipment, net	95,631	101,650	14,601
Intangible assets, net	97,448	99,280	14,261
Goodwill	338,288	361,074	51,865
Available-for-sale debt investments	1,961,474	2,014,537	289,370
Equity investments, net	33,694	13,237	1,901
Deferred tax assets	60,160	73,688	10,585
Operating lease right-of- use assets, net**	-	85,790	12,323
Other non-current assets	23,454	19,859	2,853
Total non-current assets	2,610,149	2,769,115	397,759
Total assets	4,630,719	5,324,695	764,845
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	267,665	-	-
Accounts payable	264,753	259,928	37,336
Amounts due to related parties	25,218	34,223	4,916
Advances from customers	54,601	55,900	8,030
Taxes payable	101,386	291,511	41,873
Salary and welfare payable	132,316	174,902	25,123
Deposits in relation to future disposal of investment in Particle	-	355,212	51,023
Accrued expenses and other current liabilities	227,328	293,441	42,150
Operating lease liabilities**	-	40,326	5,792
Total current liabilities	1,073,267	1,505,443	216,243
Non-current liabilities:
Deferred tax liabilities	140,960	197,810	28,414
Long-term liabilities	26,131	27,612	3,966
Operating lease liabilities**	-	49,937	7,173
Total non-current liabilities	167,091	275,359	39,553
Total liabilities	1,240,358	1,780,802	255,796
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,487	17,499	2,514
Class B ordinary shares	22,053	22,053	3,168
Additional paid-in capital	1,604,588	1,611,484	231,475
Statutory reserves	87,620	88,583	12,724
Retained earnings	159,621	185,196	26,602
Accumulated other comprehensive income	1,188,358	1,405,814	201,932
Total Phoenix New Media Limited shareholders’ equity	3,079,727	3,330,629	478,415
Noncontrolling interests	310,634	213,264	30,634
Total shareholders' equity	3,390,361	3,543,893	509,049
Total liabilities and shareholders’ equity	4,630,719	5,324,695	764,845

*	Derived from audited financial statements included in the Company's Form 20-F dated April 26, 2019.
**

The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,		December 31,
	2018	2019	2019	2019	2018	2019		2019
	RMB	RMB	RMB	US$	RMB	RMB		US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited		Unaudited
Revenues:
Net advertising revenues	355,979	327,593	395,170	56,763	1,198,271	1,263,485		181,488
Paid service revenues	43,255	52,626	75,723	10,877	179,108	267,577		38,435
Total revenues	399,234	380,219	470,893	67,640	1,377,379	1,531,062		219,923
Cost of revenues	(181,272)	(194,268)	(210,938)	(30,300)	(596,548)	(768,302)		(110,360)
Gross profit	217,962	185,951	259,955	37,340	780,831	762,760		109,563
Operating expenses:
Sales and marketing expenses	(155,522)	(154,969)	(176,587)	(25,365)	(537,562)	(615,783)		(88,452)
General and administrative expenses	(44,670)	(43,131)	(114,425)	(16,436)	(162,568)	(271,788)		(39,039)
Technology and product development expenses	(56,819)	(60,735)	(62,460)	(8,972)	(204,723)	(242,757)		(34,870)
Changes in fair value of financial assets-contingent returnable consideration	-	62,051	-	-	-	62,051		8,913
Total operating expenses	(257,011)	(196,784)	(353,472)	(50,773)	(904,853)	(1,068,277)		(153,448)
Loss from operations	(39,049)	(10,833)	(93,517)	(13,433)	(124,022)	(305,517)		(43,885)
Other income/(loss):
Interest income	8,608	8,106	7,006	1,006	47,445	28,407		4,080
Interest expense	(2,442)	(252)	(204)	(29)	(13,544)	(5,089)		(731)
Foreign currency exchange (loss)/gain	(317)	6,134	1,003	144	6,849	7,892		1,134
Income/(loss) from equity method investments, net of impairments	3,977	-	-	-	5,352	(3,447)		(495)
Gain on disposal of available-for-sale debt investments, net of tax	-	-	1,001,181	143,811	-	1,001,181		143,811
Gain on disposal of convertible loans due from a related party	-	-	-	-	10,565	-		-
Others, net	9,854	5,608	8,178	1,175	21,848	20,816		2,990
(Loss)/income before tax	(19,369)	8,763	923,647	132,674	(45,507)	744,243		106,904
Income tax expense	(20,220)	(6,732)	(3,071)	(442)	(20,105)	(20,241)		(2,908)
Net (loss)/income	(39,589)	2,031	920,576	132,232	(65,612)	724,002		103,996
Net loss/(income) attributable to noncontrolling interests	1,292	3,896	(8,822)	(1,267)	2,390	3,827		550
Net (loss)/income attributable to Phoenix New Media Limited	(38,297)	5,927	911,754	130,965	(63,222)	727,829		104,546
Net (loss)/income	(39,589)	2,031	920,576	132,232	(65,612)	724,002		103,996
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale debt investments	462,558	734,931	191,511	27,509	566,320	1,188,762		170,755
Other comprehensive loss, net of tax: reclassification from disposal of available-for-sale debt investments	-	-	(1,008,795)	(144,904)	-	(1,008,795)		(144,904)
Other comprehensive (loss)/ income, net of tax: foreign currency translation adjustment	(2,534)	51,044	(31,306)	(4,497)	51,794	37,489		5,385
Comprehensive income	420,435	788,006	71,986	10,340	552,502	941,458		135,232
Comprehensive loss/(income) attributable to noncontrolling interests	1,292	3,896	(8,822)	(1,267)	2,390	3,827		550
Comprehensive income attributable to Phoenix New Media Limited	421,727	791,902	63,164	9,073	554,892	945,285	-	135,782
Net (loss)/income attributable to Phoenix New Media Limited	(38,297)	5,927	911,754	130,965	(63,222)	727,829		104,546
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.07)	0.01	1.57	0.22	(0.11)	1.25		0.18
Diluted	(0.07)	0.01	1.57	0.22	(0.11)	1.25		0.18
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.53)	0.08	12.53	1.80	(0.87)	10.00		1.44
Diluted	(0.53)	0.08	12.53	1.80	(0.87)	10.00		1.44
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,137,314	582,324,325	582,324,325	582,324,325	581,084,453	582,275,800		582,275,800
Diluted	582,137,314	582,324,325	582,324,325	582,324,325	581,084,453	582,275,800		582,275,800

*Derived from audited financial statements included in the Company's Form 20-F dated April 26, 2019.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenues:
Net advertising service	355,979	327,593	395,170	56,763	1,198,271	1,263,485	181,488
Paid services	43,255	52,626	75,723	10,877	179,108	267,577	38,435
Total revenues	399,234	380,219	470,893	67,640	1,377,379	1,531,062	219,923
Cost of revenues
Net advertising service	166,652	162,926	188,305	27,049	517,533	638,160	91,666
Paid services	14,620	31,342	22,633	3,251	79,015	130,142	18,694
Total cost of revenues	181,272	194,268	210,938	30,300	596,548	768,302	110,360
Gross profit
Net advertising service	189,327	164,667	206,865	29,714	680,738	625,325	89,822
Paid services	28,635	21,284	53,090	7,626	100,093	137,435	19,741
Total gross profit	217,962	185,951	259,955	37,340	780,831	762,760	109,563

*Derived from audited financial statements included in the Company's Form 20-F dated April 26, 2019

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenue sharing fees	13,201	17,363	11,304	1,624	47,539	59,672	8,571
Content and operational costs	153,866	161,600	183,288	26,328	491,868	648,195	93,108
Bandwidth costs	14,205	15,305	16,346	2,348	57,141	60,435	8,681
Total cost of revenues	181,272	194,268	210,938	30,300	596,548	768,302	110,360

*Derived from audited financial statements included in the Company's Form 20-F dated April 26, 2019

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2018				Three Months Ended September 30, 2019				Three Months Ended December 31, 2019
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	217,962	2,469	(1)	220,431	185,951	1,879	(1)	187,830	259,955	1,617	(1)	261,572
Gross margin	54.6%			55.2%	48.9%			49.4%	55.2%			55.5%
		4,614	(1)			5,277	(1)			6,730	(1)
		-	(2)			(62,051)	(2)			-	(2)
Loss from operations	(39,049)	4,614		(34,435)	(10,833)	(56,774)		(67,607)	(93,517)	6,730		(86,787)
Operating margin	(9.8)%			(8.6)%	(2.8)%			(17.8)%	(19.9)%			(18.4)%
		4,614	(1)			5,277	(1)			6,730	(1)
		-	(2)			(62,051)	(2)			-	(2)
		(3,977)	(3)			-	(3)			-	(3)
		-	(4)			-	(4)			(1,001,181)	(4)
Net (loss)/income attributable to Phoenix New Media Limited	(38,297)	637		(37,660)	5,927	(56,774)		(50,847)	911,754	(994,451)		(82,697)
Net margin	(9.6)%			(9.4)%	1.6%			(13.4)%	193.6%			(17.6)%
Net (loss)/income per ADS-diluted	(0.53)			(0.52)	0.08			(0.70)	12.53			(1.14)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,767,164			72,767,164	72,790,541			72,790,541	72,790,541			72,790,541

(1)	Share-based compensation
(2)	Changes in fair value of financial assets-contingent returnable consideration

(3)  Income from equity method investments, net of impairments

(4) Gain on disposal of available-for-sale debt investments

Non-GAAP to GAAP reconciling items have no income tax effect.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2018				Twelve Months Ended December 31, 2019

	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	780,831	3,750	(1)	784,581	762,760	6,830	(1)	769,590
Gross margin	56.7%			57.0%	49.8%			50.3%
		13,989	(1)			20,221	(1)
		-	(2)			(62,051)	(2)
Loss from operations	(124,022)	13,989		(110,033)	(305,517)	(41,830)		(347,347)
Operating margin	(9.0)%			(8.0)%	(20.0)%			(22.7)%
		13,989	(1)			20,221	(1)
		-	(2)			(62,051)	(2)
		(5,352)	(3)			3,447	(3)
		-	(4)			(1,001,181)	(4)
Net (loss)/income attributable to Phoenix New Media Limited	(63,222)	8,637		(54,585)	727,829	(1,039,564)		(311,735)
Net margin	(4.6)%			(4.0)%	47.5%			(20.4)%
Net (loss)/income per ADS-diluted	(0.87)			(0.75)	10.00			(4.28)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,635,557			72,635,557	72,784,475			72,784,475

(1)	Share-based compensation
(2)	Changes in fair value of financial assets-contingent returnable consideration

(3) Loss/(income) from equity method investments, net of impairments

(4) Gain on disposal of available-for-sale debt investments

Non-GAAP to GAAP reconciling items have no income tax effect.